UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

As previously reported in its Current Report on Form 6-K filed with the Securities and Exchange Commission on February 1, 2022, Briggs & Veselka Co., LLP, independent registered public accountants for EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”) withdrew and was terminated as the Company’s independent registered public accounting firm effective as of January 31, 2022.

The Company is furnishing this Current Report on Form 6-K to report that it has appointed Wei, Wei & Co., LLP as successor independent registered public accounting firm of the Company effective as of February 28, 2022 and to perform independent audit services for the fiscal year ended September 30, 2022. The appointment of Wei, Wei & Co., LLP was approved by the Audit Committee of the Board of Directors on February 28, 2022.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of Wei, Wei & Co., LLP, neither the Company nor anyone on its behalf has consulted with of Wei, Wei & Co., LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that of Wei, Wei & Co., LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined in disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company intends to use this Form 6-K to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ended September 30, 2022 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: March 2, 2022